

August 1, 2023

Christopher Virostek
Chief Financial Officer
West Fraser Timber Co. Ltd.
1500 – 885 West Georgia Street
Vancouver , British Columbia
Canada V6C 3E8

> **Re: West Fraser Timber Co. Ltd.**
> **Form 40-F for the Year Ended December 31, 2022**
> **Response dated July 21, 2023**
> **File No. 1-39974**

Dear Christopher Virostek:

We have reviewed your July 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

Form 40-F/A Amendment No 1 filed July 21, 2023

Exhibits 99.4 and 99.5 Section 302 Certifications, page 1

1. We note your response to our comment number 1 and re-issue the comment in part. We note that the exhibits still do not include the introductory language in paragraph 4 referring to establishing and maintaining internal control over financial reporting. Refer to Regulation S-K Item 601(b)(31)(i) for the exact wording of the certifications. Please revise accordingly.

You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing